                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           SPINNAKER INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                                       and
                  Class A Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    848926101
                                    848926200
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                                 (CUSIP Number)

                  Timothy R. Vaughan, Crouch & Hallett, L.L.P.
         717 N. Harwood, Suite 1400, Dallas, Texas 75201; (214) 922-4167
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 8, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.:  848926101                                              Page 2 of 7
             848926200

                                   SCHEDULE 13D

-------------------------------------------------------------------------------
  1    Name of Reporting Person
       SS. or I.R.S. Identification No. of Above Person

                   Boyle Fleming & Co., Inc.         75-2493518
-------------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group*             (a) / /
                                                                     (b) / /
                                        N/A
-------------------------------------------------------------------------------
  3    SEC Use Only

-------------------------------------------------------------------------------
  4    Source of Funds*
                                        BK
-------------------------------------------------------------------------------
  5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(E)                                                / /
-------------------------------------------------------------------------------
  6    Citizenship or Place of Organization
                                     Delaware
-------------------------------------------------------------------------------
                   7   Sole Voting Power
 Number of                  Common Stock             659,045
 shares                     Class A Common Stock     659,045
 beneficially    --------------------------------------------------------------
 owned by          8   Shared Voting Power
 each                                          None
 reporting       --------------------------------------------------------------
 person with       9   Sole Dispositive Power
                            Common Stock             659,045
                            Class A Common Stock     659,045
                 --------------------------------------------------------------
                  10   Shared Dispositive Power
                                               None
-------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each Reporting Person
            Common Stock                       659,045
            Class A Common Stock               659,045
-------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                           / /
-------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)
            Common Stock                  18.4%
            Class A Common Stock          18.5%
-------------------------------------------------------------------------------
  14   Type of Reporting Person*
                                        CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos.:  848926101                                              Page 3 of 7
             848926200

                                   SCHEDULE 13D

-------------------------------------------------------------------------------
  1    Name of Reporting Person
       SS. or I.R.S. Identification No. of Above Person

                            Richard J. Boyle
-------------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group              (a) / /
                                                                     (b) / /
                                        N/A
-------------------------------------------------------------------------------
  3    SEC Use Only
-------------------------------------------------------------------------------
  4    Source of Funds*
                                       None
-------------------------------------------------------------------------------
  5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(E)                                                / /
-------------------------------------------------------------------------------
  6    Citizenship or Place of Organization
                                   United States
-------------------------------------------------------------------------------
                   7   Sole Voting Power
 Number of                                           472
 shares          --------------------------------------------------------------
 beneficially      8   Shared Voting Power
 owned by                                            None (See Item 5)
 each            --------------------------------------------------------------
 reporting
 person with       9   Sole Dispositive Power
                                                     472
                 --------------------------------------------------------------

                  10   Shared Dispositive Power
                                                     None (See Item 5)
-------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each Reporting Person
            Common Stock                  472 (See Item 5)
            Class A Common Stock          None (See Item 5)
-------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*
        **Excludes shares owned by Boyle Fleming & Co., Inc.             /X/
-------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)
            Common Stock                  Less than 0.1%
            Class A Common Stock          Less than 0.1%
-------------------------------------------------------------------------------
  14   Type of Reporting Person*
                                        IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos.:  848926101                                              Page 4 of 7
             848926200

                                   SCHEDULE 13D

-------------------------------------------------------------------------------
  1    Name of Reporting Person
       SS. or I.R.S. Identification No. of Above Person

                               Ned N. Fleming, III
-------------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group*           (a) / /
                                                                   (b) / /
                                       N/A
-------------------------------------------------------------------------------
  3    SEC Use Only
-------------------------------------------------------------------------------
  4    Source of Funds*
                                       N/A
-------------------------------------------------------------------------------
  5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(E)                                           / /
-------------------------------------------------------------------------------
  6    Citizenship or Place of Organization
                                  United States
-------------------------------------------------------------------------------
                   7   Sole Voting Power
 Number of                                           None
 shares          --------------------------------------------------------------
 beneficially      8   Shared Voting Power
 owned by                                            None (See Item 5)
 each            --------------------------------------------------------------
 reporting
 person with       9   Sole Dispositive Power
                                                     None
                 --------------------------------------------------------------

                   10  Shared Dispositive Power
                                                     None (See Item 5)
-------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                          None (See Item 5)
-------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                           /X/
         **Excludes shares owned by Boyle Fleming & Co., Inc.
-------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)
            Common Stock                   0.0%
            Class A Common Stock           0.0%
-------------------------------------------------------------------------------
  14   Type of Reporting Person*
                                        IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos.:  848926101                                              Page 5 of 7
             848926200

     ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 3 ("Amendment") to Statement on Schedule 13D (as previously amended, the "Statement") relates to the Common Stock, no par value (the "Common Stock"), and the Class A Common Stock, no par value (the "Class A Common Stock"), of Spinnaker Industries, Inc., a Delaware corporation f/k/a Safety Railway Service Corporation ("Spinnaker"), which has its principal executive offices located at 600 N. Pearl Street, Suite 2160, Dallas, Texas 75201.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Statement is amended in relevant part as follows:

     On January 8, 1998, Boyle Fleming & Co., Inc., a Texas corporation ("BF"), exercised its warrant issued by Spinnaker (the "Class A Warrant") for the remaining 228,499 shares of Common Stock and 228,499 shares of Class A Common Stock issuable thereunder, which BF intends to hold for investment purposes, for a payment of $610,092.33. BF utilized its existing credit line with Comerica Bank-Texas (the "Bank") to pay for the 228,499 shares of Common Stock and 228,499 shares of Class A Common Stock acquired through such exercise.

     ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Statement is amended in relevant part as follows:

     On January 8, 1998, BF acquired the remaining shares issuable under the Class A Warrant for investment purposes. BF has no present intention to sell the shares obtained through such exercises; however, BF has pledged an aggregate of 492,288 shares of Common Stock and 492,288 shares of Class A Common Stock to secure bank and other indebtedness incurred by it (including 175,000 shares of each class acquired by BF on January 8, 1998), and BF may from time to time pledge additional shares to secure other indebtedness incurred by BF.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Statement is amended in relevant part as follows:

     (a) and (b): The Class A Warrant granted to BF the right to acquire up to 678,945 shares of Common Stock and up to 678,945 shares of Class A Common Stock (as subsequently adjusted to reflect the 3 for 2 stock splits in December 1994 and December 1995 and the stock dividend of one share of Common Stock for each share of Class A Common Stock (the "Dividend")) at an exercise price of approximately $2.67 for one share of both Common Stock and Class A Common Stock. BF has fully exercised the Class A Warrant for all of such shares of Common Stock and Class A Common Stock. In addition, BF donated 20,000 shares of Common Stock and 20,000 shares of Class A Common Stock to certain charitable trusts and acquired a total of 100 shares of Class A Common Stock (pre-Dividend) in open market purchases in March 1996. The shares of Common Stock and Class A Common Stock owned by BF constitute approximately 18.4% of the outstanding Common Stock and 18.5% of the outstanding Class A Common Stock, respectively (calculated according to Rule 13d-3 (d)(1)(i)). Except for certain call rights of Spinnaker under the Warrant Purchase Agreement, dated June 13, 1993 (the "Purchase Agreement"), between Spinnaker and BF (all more particularly described in Item 6 of the Statement), BF

CUSIP Nos.:  848926101                                              Page 6 of 7
             848926200


has the sole voting and dispositive power with respect to the 659,045 shares of Common Stock and 659,045 shares of Class A Common Stock owned by it.

     Messrs. Boyle and Fleming may be deemed to beneficially own and to exercise shared voting and dispositive power over the shares of Common Stock and Class A Common Stock owned by BF or issuable upon exercise of the Class A Warrant by virtue of their being deemed to exercise control over BF. Messrs. Boyle and Fleming both disclaim beneficial ownership of the shares of Common Stock and Class A Common Stock owned by BF or issuable to BF under the Class A Warrant.

      Mr. Boyle owns an additional 472 shares of Common Stock individually. Mr. Boyle has the sole voting and dispositive power with respect to such shares.

     (c): On January 8, 1998, BF exercised the Class A Warrant and acquired the remaining 228,499 shares of Common Stock and 228,499 shares of Class A Common Stock, at an acquisition price of $2.67 for one share of both classes of stock, for an aggregate payment of $610,092.33.

     (d): Not applicable.

     (e): Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Statement is amended in relevant part as follows:

     BF had previously pledged 113,158 shares of Common Stock and 113,158 shares of Class A Common Stock to secure its payment of a promissory note (the "Note") dated August 18, 1997, payable to Michael L. George, a former shareholder of BF ("George"), in the original principal amount of $2,050,000. The Note was repaid in full on January 15, 1998, and the pledged shares were released.

     After exercising the Class A Warrant on January 8, 1998, BF pledged an additional 175,000 shares of Common Stock and 175,000 shares of Class A Common Stock (resulting in an aggregate 492,288 shares of Common Stock and 492,288 shares of Class A Common Stock being so pledged) to the Bank to secure BF's repayment and other obligations owed to the Bank under a Loan Agreement dated June 24, 1997.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A Warrant Purchase Agreement (filed as Exhibit A to the Statement).

     Exhibit B Class A Warrant (filed as Exhibit B to the Statement).

     Exhibit C Loan Agreement, dated as of June 24, 1997, between Boyle Fleming
               & Co., Inc. and Comerica Bank-Texas, together with all amendments thereto. (Filed as Exhibit C to Amendment No. 2 of the Statement, filed October 9, 1997).

     Exhibit D Pledge Agreement between Boyle Fleming & Co., Inc. and Comerica
               Bank-Texas. (Filed as Exhibit D to Amendment No. 2 of the Statement, filed October 9, 1997).

CUSIP Nos.:  848926101                                              Page 7 of 7
             848926200

     Exhibit E Letter Agreement between Messrs. Boyle and Fleming, Boyle Fleming
               & Co., Inc., Michael L. George, George Group Employee Partners and George Group Incorporated. (Filed as Exhibit E to Amendment No. 2 of the Statement, filed October 9, 1997).

     Exhibit F Pledge Agreement made by Boyle Fleming & Co., Inc. in favor of
               Michael L. George. (Filed as Exhibit F to Amendment No. 2 of the Statement, filed October 9, 1997).


SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BOYLE FLEMING & CO., INC.


By: /s/ Ned N. Fleming                  Date: January 22, 1998
    ----------------------------------        ----------------------------------
    Ned N. Fleming, III
    Chairman of the Board, President
     and Managing Director


    /s/ Ned N. Fleming                  Date: January 22, 1998
    ----------------------------------        ----------------------------------
    Ned N. Fleming, III


    /s/ Richard J. Boyle                Date: January 23, 1998
    ----------------------------------        ----------------------------------
    Richard J. Boyle